CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2019 AND 2018

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Notes	2019	2018

ASSETS

Non-current assets
Restricted Cash	5(b)	$817	$830
Mineral property, plant and equipment	3	142,725	144,835
Total non-current assets		143,542	145,665

Current assets
Amounts receivable and prepaid expenses	4	557	1,387
Cash and cash equivalents	5(a)	20,246	14,872
Total current assets		20,803	16,259

Total Assets		$164,345	$161,924

EQUITY

Capital and reserves
Share capital	6	$543,082	$517,327
Reserves		107,240	117,796
Deficit		(503,124)	(486,913)
Total equity		147,198	148,210

LIABILITIES

Non-current liabilities
Trade and other payables	8	652	7,194
Total non-current liabilities		652	7,194

Current liabilities
Payables to related parties	7	291	585
Trade and other payables	8	16,204	5,935
Total current liabilities		16,495	6,520

Total liabilities		17,147	13,714

Total Equity and Liabilities		$164,345	$161,924

Nature and continuance of operations (note 1)

Commitments and contingencies (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Notes	2019	2018

Expenses
Exploration and evaluation expenses	3, 10	12,050	$7,721
General and administrative expenses	3, 10	2,349	2,281
Legal, accounting and audit		891	647
Share-based compensation	6(d)&(f)	704	836
Loss from operating activities		15,994	11,485
Foreign exchange loss (gain)		260	(265)
Interest income		(70)	(107)
Other income		–	(21)
Interest expense on lease liabilities		27	–
Loss before tax		16,211	11,092
Deferred Income tax (recovery) expense		–	–
Net loss		$16,211	$11,092

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	3, 6(g)	2,872	(2,999)
Other comprehensive loss (income)		$2,872	$(2,999)

Total comprehensive loss		$19,083	$8,093

Basic and diluted loss per common share	9	$0.05	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian Dollars)

		Three months ended March 31
	Notes	2019	2018

Operating activities
Net loss		$(16,211)	$(11,092)
Non-cash or non operating items
Depreciation	3	163	58
Interest income		(70)	(107)
Share-based compensation		704	836
Unrealized exchange (gain) loss		(14)	226
Changes in working capital items
Amounts receivable and prepaid expenses		848	(8)
Amounts receivable from a related party		–	(4)
Trade and other payables		2,856	2,374
Payables to related parties		(215)	184

Net cash used in operating activities		(11,939)	(7,533)

Investing activities
Purchase of investments		–	(33,318)
Interest received on cash and cash equivalents		42	54
Net cash from (used in) investing activities		42	(33,264)

Financing activities
Proceeds from bought deal financing	6(b)	15,337	–
Transaction costs in the bought deal financing	6(b)	(1,236)	–
Proceeds from private placement financing	6(b)	3,242	–
Transaction costs for the private placement financing	6(b)	(112)	–
Proceeds from the exercise of share purchase options	6(c)-(d)	91	2,028
Proceeds from the exercise of warrants	6(c)	27	23
Payments of principal portion of lease liabilities		(92)	–
Additional costs paid for issue of special warrants		(2)	–
Net cash from financing activities		17,255	2,051

Net increase (decrease) in cash and cash equivalents		5,358	(38,746)
Effect of exchange rate fluctuations on cash and cash equivalents		16	(456)
Cash and cash equivalents - beginning balance		14,872	67,158

Cash and cash equivalents - ending balance	5(a)	$20,246	$27,956

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of  Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 7(a)	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	Total equity

Balance at January 1, 2018		308,237,856	$513,304	$62,404	$27,934	$(2)	$4,832	$(470,971)	$137,501
Effect of change in accounting policy for IFRS 9		–	–	–	–	(15)	–	15	–
Balance at January 1, 2018 - as restated		308,237,856	$513,304	$62,404	$27,934	$(17)	$4,832	$(470,956)	$137,501
Shares issued on exercise of options per option plan	6(d)	33,000	23	–	–	–	–	–	23
Shares issued upon exercise of warrants	6(c)	3,545,452	2,028	–	–	–	–	–	2,028
Fair value and cost allocated to shares issued on exercise of options and warrants		–	753	(14)	–	–	(739)	–	–
Share-based compensation	6(d)&(f)	–	–	901	–	–	–	–	901
Net loss		–	–	–	–	–	–	(11,092)	(11,092)
Other comprehensive income net of tax		–	–	–	2,999	–	–	–	2,999
Total comprehensive loss									(8,093)

Balance at March 31, 2018		311,816,308	$516,108	$63,291	$30,933	$(17)	$4,093	$(482,048)	$132,360

Balance at January 1, 2019		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$(486,913)	$148,210
Shares issued on exercise of options per option plan	6(d)	155,000	76	–	–				76
Shares issued on exercise of options not issued per option plan	6(c)	36,300	15	–	–	–	–	–	15
Shares issued upon exercise of warrants	6(c)	49,685	27	–	–	–	–	–	27
Shares issued pursuant to restricted share unit plan	6(f)	85,294	117	(56)	–	–	–	–	61
Fair value allocated to shares issued on exercise of options and warrants		–	99	(74)	–	–	(25)	–	–
Share issued on bought deal financing, net of transactions costs	6(b)	17,968,750	14,101	–	–	–	–	–	14,101
Share issued on conversion of special warrants, net of transaction costs	6(b)	10,150,322	8,190	–	–	–	(8,190)	–	–
Share issued pursuant to private placement, net of transaction costs	6(b)	3,769,476	3,130	–	–	–	–	–	3,130
Share-based compensation	6(d)&(f)	–	–	661	–	–	–	–	661
Net loss		–	–	–	–	–	–	(16,211)	(16,211)
Other comprehensive loss net of tax		–	–	–	(2,872)	–	–	–	(2,872)
Total comprehensive loss									(19,083)

Balance at March 31, 2019		345,632,683	$543,082	$67,469	$35,814	$(17)	$3,974	$(503,124)	$147,198

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Exchange (“NYSE American”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements (“Financial Statements”) of the Company as at and for the three months ended March 31, 2019, include financial information for the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the three months ended March 31, 2019, the Company raised net proceeds of $3,130 from a private placement (note 6(b)), $14,101 from a bought deal financing (note 6(b)) and $118 from the exercise of share purchase options and warrants (notes 6(c)-(d))

As at March 31, 2019, the Group had $20,246 in cash and cash equivalents for its operating requirements. For the three months ended March 31, 2019 and 2018, the Group incurred a net loss of $16,211 and $11,092, respectively, and had a deficit $503,124 as at March 31, 2019. The Group has prioritized the allocation of its financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project and for working capital requirements. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Partnership initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act, by filing documentation for a Clean Water Act 404 permit with the US Army Corps of Engineers (“USACE”) in December 2017. The USACE published a draft Environmental Impact Statement (“DEIS”) in February 2019 and is facilitating a 120-day public comment period on the DEIS until June 29, 2019.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s). They do not include all of the information required by IFRS for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2018 (“2018 annual financial statements”), which were filed under the Company’s profile on SEDAR at www.sedar.com. Except as described in Note 2(c), accounting policies applied herein are the same as those applied in the Group’s annual financial statements.

These Financial Statements were authorized for issue by the Audit and Risk Committee on May 14, 2019.

(b)	Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Judgment was employed in determining the incremental borrowing rate to measure lease liabilities (note 2(c). There was no change in the use of other significant estimates and judgments during the current period as compared to those described in Note 2 in the Group’s 2018 annual financial statements.

(c)	Change in Significant Accounting Policy – IFRS 16, Leases (“IFRS 16”)

The Group adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach and therefore comparative information for the 2018 reporting period has not been restated and continues to be reported under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

IFRS 16 introduces a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets (“ROU Assets”), representing its rights to use the underlying assets, and lease liabilities, representing its obligation to make lease payments.

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss (income) on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset at the lease commencement date.

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:

●	increasing the carrying amount to reflect interest on the lease liability;
●	reducing the carrying amount to reflect the lease payments made; and
●	remeasuring the carrying amount to reflect any reassessment or lease modifications.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:

●	the amount of the initial measurement of the lease liability;
●	any lease payments made at or before the commencement date, less any lease incentives received;
●	any initial direct costs incurred by the Group; and
●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to loss (income) over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the balance sheet, the ROU Assets are presented in “Mineral properties, plant and equipment” (note 3) and the lease liabilities are presented in “Trade and other payables” (note 8).

Transition to IFRS 16

At transition, lease liabilitiess were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. ROU Assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, of which there were none.

The Group used the following practical expedients when applying IFRS 16:

●	Applied the exemption not to recognize ROU Assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term;
●	Excluded initial direct costs from measuring the ROU Asset on initial application; and
●	Used hindsight when determing the lease term if the contract contains options to extend.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group had no leases classified as finance leases under IAS 17.

Incremental ROU Assets and lease liabilities of $1,154 were recognized as of January 1, 2019, with no impact on accumulated deficit. The weighted average incremental borrowing rate applied to the lease liabilities was 10%.

The following table reconciles the Group’s operating lease commitments at December 31, 2018, as previously disclosed in the 2018 annual financial statements, to the lease liabilities recognized on initial application of IFRS 16 as at January 1, 2019:

Adoption of IFRS 16
Operating lease commitments as at December 31, 2018	1,284
Adjustments on adoption of IFRS 16	235
Operating lease commitments – December 31, 2018	1,519
IFRS 16 recognition exemption for short-term leases (note 12(b))	(158)
Effect from discounting using the incremental borrowing rate – January 1, 2019	(207)
Lease liabilities recognized at January 1, 2019	1,154

Current lease liability (note 8)	389
Non-current lease liability (note 8)	765
Lease liabilities recognized at January 1, 2019	1,154

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Three months ended March 31, 2019	Mineral Property interest [1]	Plant and equipment [2]	Total
Cost
Beginning balance	$ 112,541	$ 1,374	$ 113,915
Impact of IFRS 16 adoption (note 2(c))	–	1,154	1,154
Beginning balance as restated	112,541	2,528	115,069
Additions	–	13	13
Ending balance	112,541	2,541	115,082

Accumulated depreciation
Beginning balance	–	(968)	(968)
Depreciation [3]	–	(163)	(163)
Ending balance	–	(1,131)	(1,131)

Foreign currency translation difference	28,569	205	28,774

Net carrying value – Ending balance	$ 141,110	$ 1,615	$ 142,725

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Year ended December 31, 2018	Mineral Property interest [1]	Plant and equipment	Total
Cost
Beginning balance	$ 112,541	$ 1,354	$ 113,895
Additions	–	20	20
Ending balance	112,541	1,374	113,915

Accumulated depreciation
Beginning balance	–	(734)	(734)
Depreciation	–	(234)	(234)
Ending balance	–	(968)	(968)

Foreign currency translation difference	31,641	247	31,888

Net carrying value – Ending balance	$ 144,182	$ 653	$ 144,835

Notes to tables:

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Includes ROU Assets, which relate to the use of office space, hangers, yard storage and one vehicle. The following reconciles ROU Assets for the reporting period:

	Land and Buildings	Equipment	Total
Beginning balance at January 1, 2019	$ 1,132	$ 22	$ 1,154
Additions	13	–	13
Ending balance	1,145	22	1,167

Depreciation	(104)	(2)	(106)

Foreign currency translation difference	(26)	(1)	(27)

Net carrying value – ending balance	$ 1,015	$ 19	$ 1,034

3.	ROU Asset depreciation of $55 is included in general and administrative expenses. The remainder is included in exploration and evaluation expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2019	2018
Sales tax receivable	$ 95	$ 69
Amounts receivable	143	769
Prepaid expenses	319	549
Total	$ 557	$ 1,387

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

The Group’s cash and cash equivalents as at March 31, 2019, and December 31, 2018, which consisted of cash on hand, was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

In the three months ended March 31, 2019, the Group issued common shares on settlement of equity-settled restricted share units (note 6(f)).

(b)	Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three months ended March 31, 2019, income of $4 (2018 – $8) has been recognized which has been re-invested.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2019, the authorized share capital comprised an unlimited (2018 – unlimited) number of common shares with no par value.

(b)	Financings

March 2019

The Group completed a bought deal offering of 17,968,750 common shares at US$0.64 per common share for gross proceeds of US$11,500 ($15,337). After transaction costs of $1,236, which included a 6% commission paid to the underwriters, the Group raised net proceeds of $14,101.

The Group completed a private placement of 3,769,476 common shares at $0.86 (US$0.64) per common share for gross proceeds of approximately $3,242 (US$2,412). After transaction costs of $112, the Group raised net proceeds of $3,130.

February 2019

In February 2019, the 10,150,322 special warrants issued in December 2018, were converted into common shares on a one-for-one basis for no additional consideration to the Group. Additional transaction costs of $2 were paid during the period.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one common share, for the three months ended March 31, 2019 and 2018 respectively:

Continuity	Number of Cannon Point Options (note 1)	Number of Mission Gold warrants (note 1)	Number of Other warrants (note 2)	Total
Beginning Balance	327,700	7,125,646	27,858,213	35,311,559
Exercised	–	(2,761,638)	(783,814)	(3,545,452)
Balance March 31, 2018	327,700	4,364,008	27,074,399	31,766,107
Exercised	–	(399,307)	–	(399,307)
Balance December 31, 2018	327,700	3,964,701	27,074,399	31,366,800
Exercised	(36,300)	(49,685)	–	(85,985)
Balance March 31, 2019	291,400	3,915,016	27,074,399	31,280,815

Weighted averages per option/warrant:
As at March 31, 2019
Exercise price	$ 0.38	$ 0.55	$ 0.65	$ 0.63
Remaining life in years	2.47	1.28	2.20	2.08

As at December 31, 2018:
Exercise price	$ 0.38	$ 0.55	$ 0.65	$ 0.63
Remaining life in years	2.47	1.52	2.44	2.33

Notes to table:

1.	Pursuant to the acquisition of Cannon Point Resources Ltd. (“Cannon Point”) and Mission Gold Ltd. (“Mission Gold”) in October 2015 and December 2015 respectively, the Group exchanged options and warrants outstanding in these companies for options and warrants to purchase shares in the Company.

2.	Warrants were issued pursuant to the June 2016 prospectus and July 2016 private placement financings.

The following table summarizes information for non-incentive options for the following reported dates:

Options outstanding	March 31, 2019		December 31, 2018
Exercise prices ($)	Number of options	Weighted average remaining life (years)	Number of options	Weighted average remaining life (years)
0.29	37,600	5.70	37,600	5.94
0.37	103,400	1.30	103,400	1.55
0.40	150,400	2.47	186,700	2.29
	291,400	2.47	327,700	2.47

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options (“options”) issued and outstanding pursuant to the Group’s incentive plan for the three months ended March 31, 2019 and 2018:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	19,847,431	1.08
Exercised	(33,000)	0.69
Cancelled	(700)	1.75
Balance March 31, 2018	19,813,731	1.08
Granted	5,635,000	0.76
Expired	(18,500)	0.50
Exercised	(767,499)	0.50
Forfeited	(32,500)	1.44
Cancelled	(23,500)	1.80
Balance December 31, 2018	24,606,732	1.03
Exercised	(155,000)	0.49
Balance March 31, 2019	24,451,732	1.03

For the three months ended March 31, 2019, the Group recognized share-based compensation (“SBC”) of $651 (2018 – $873) for options.

The following tables summarizes information on options as at March 31, 2019:

	Options outstanding		Options exercisable
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	450,000	1.96	450,000	1.96
0.49	5,879,000	2.02	5,879,000	2.02
0.50	2,323,332	1.56	2,323,332	1.56
0.72	200,000	0.46	200,000	0.46
0.76	5,620,000	3.61	2,810,000	3.61
0.89	1,125,000	0.04	1,124,998	0.04
1.75	5,744,400	2.85	3,829,600	2.85
1.77	3,110,000	–	3,110,000	–
	24,451,732	2.17	19,726,930	1.90

The weighted average exercise price for exercisable options as at March 31, 2019 was $1.00 (December 31, 2018 – $1.00) per option.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(e)	Deferred Share Units (“DSUs”)

At March 31, 2019, a total of 458,129 DSUs were issued and outstanding (March 31 and December 31, 2018 – 458,129). There have been no new grants of DSUs since 2017.

(f)	Restricted Share Units (“RSUs”)

The following reconciles RSUs outstanding for the three months ended March 31, 2019 and 2018 respectively:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance and Balance March 31, 2018	509,495	2.24
Granted [1]	125,000	0.78
Common shares issued	(434,742)	0.68
Balance December 31, 2018	196,753	1.27
Common shares issued [1,2]	(85,294)	1.37
Withheld [1,2]	(75,582)	1.14
Balance March 31, 2019 [2]	35,877	2.23

Notes

1.	The RSUs were granted on August 9, 2018, to an officer of the Group with an expiry date of December 2021 and an initial one-year vesting period from date of grant. The Group treated these RSUs as cash-settled given the cash settlement of a previous grant. In January 2019, the Group’s Compensation Committee agreed with management that it was in the best interest of the Group to accelerate the vesting period to January 28, 2019. The Group settled the vested RSUs, by issuing 58,886 commons shares and withheld 66,114 RSUs to pay the tax obligations.
2.	During the period, 35,876 RSUs, being the second tranche of 107,629 equity-settled RSUs, granted in September 2017, were settled by issuing 26,408 common shares, with the balance of 9,468 RSUs being withheld to pay tax obligations that was remitted in 2018. The remaining 35,877 RSUs will vest in September 2019.

For the three months ended March 31, 2019, the Group recognized $10 (2018 – $96) as SBC with a corresponding increase in the SBC Reserve for RSUs classified as equity-settled. For RSUs classified as cash-settled, the Group recognized an increase in SBC of $43 (2018 – decrease in SBC of $65) with a corresponding increase (2018 – decrease) in the RSU liability. On the settlement of the cash-settled RSUs, the RSU liability was reduced to $nil as $58 was transferred to share capital for the common shares issued with the remainder remitted to the tax authorities.

(g)	Foreign Currency Translation Reserve

	March 31	December 31
	2019	2018
Beginning balance	$ 38,686	$ 27,934
Foreign exchange translation differences incurred:
(Loss) gain on translation of foreign subsidiaries	(2,872)	10,752
Ending balance	$ 35,814	$ 38,686

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	March 31	December 31
Payables to related parties	2019	2018
Key management personnel (a)	$ 43	$ 104
Hunter Dickinson Services Inc. (b)	248	401
RSU liability	–	80
Total payables to related parties	$ 291	$ 585

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel (“KMP”)

The aggregate value of transactions with KMP, being the Group’s directors, Chief Financial Officer (“CFO”), Company Secretary, Executive Vice President (“EVP”), Environment and Sustainability, Vice President (“VP”), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership (“PLP”) senior management including the Chief Executive Officer (“PLP CEO”), Executive VP (“EVP”), Public Affairs, Senior VP (“SVP”), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp (“PMC Chair”), was as follows for the three months ended March 31, 2019 and 2018:

Transaction	2019	2018
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$ 632	$ 883
Amounts paid and payable to KMP [2]	1,176	1,077
Bonuses paid to KMP [3]	310	251
	2,118	2,211
Share-based compensation [4]	537	698
Total compensation	$ 2,655	$ 2,909

Notes to previous table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. (“HDSI”) (refer (b)).

2.	Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO, PMC Chair and PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI (“HDUS”). The Group reimburses HDUS for costs incurred.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	In 2019, incentive bonuses were paid to the CFO, EVP, Environment and Sustainability, VP, Corporate Communications, SVP, Engineering and VP Permitting, and to Company Secretary.

4.	Includes cost of RSUs and share purchase options issued and / or vesting during the respective periods.

RSUs

During the three months ended March 31, 2019, the Group settled vested KMP RSUs by issuing 85,294 common shares (2018 - nil) (note 6(f)).

Options

In the three months ended March 31, 2019, 125,000 KMP options were exercised with a weighted average exercise price of $0.49 and a weighted average market price on exercise of $0.87 for proceeds to the Group of $61. No KMP options were exercised in the corresponding period of 2018.

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the three months ended March 31, 2019, and 2018, the aggregate value of transactions were as follows:

Transactions	2019	2018
Services rendered by HDSI:	$ 1,540	$ 1,669
Technical	716	897
Engineering	369	376
Environmental	171	257
Socioeconomic	115	147
Other technical services	61	117
General and administrative	824	772
Management, corporate communications, secretarial, financial and administration	659	588
Shareholder communication	165	184
Reimbursement of third party expenses	162	227
Conferences and travel	66	99
Insurance	–	50
Office supplies and information technology	96	78

Total value of transactions	$ 1,702	$ 1,896

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

8.	TRADE AND OTHER PAYABLES

	March 31	December 31
	2019	2018
Falling due within the year
Trade [1]	$ 15,806	$ 5,935
Lease liabilities [2]	398	–
Total	$ 16,204	$ 5,935

Non-current liabilities
Trade [1]	$ –	$ 7,194
Lease liabilities [2]	652	–
Total	$ 652	$ 7,194

Notes:

1.	Includes legal fees due to legal counsel of US$5,274, due January 31, 2020, and US$635 payable on completion of a partnering transaction. The former was included in non-current liabilities at December 31, 2018.

2.	Lease liabilities relate to lease of offices, site hangers, yard storage and one vehicle, which have remaining lease terms of thirteen to forty-four months and interest rates of 7.5% – 10.50% over the term of the leases. During the three months ended March 31, 2019, the Group recognized $27 interest expense on lease liabilities.

The following table provides the schedule of undiscounted lease liabilities as at March 31, 2019:

Total
Less than one year	$ 485
One to five years	742
Later than 5 years	–
Total undiscounted lease liabilities	$ 1,227

9.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three months ended March 31, 2019 and 2018 was based on the following:

	2019	2018
Loss attributable to common shareholders	$ 16,211	$ 11,092
Weighted average number of common shares outstanding (000s)	326,902	310,006

Basic and diluted loss per share does not include the effect of 24,451,732 (2018 – 19,813,731) employee share purchase options outstanding, 31,280,815 (2018 – 31,766,107) non-employee share purchase options and warrants, 458,129 DSUs and 35,877 (2018 – 506,495) RSUs, as they are anti-dilutive.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	EMPLOYMENT COSTS

During the three months March 31, 2019, the Group recorded $3,728 (2018 – $4,039) in salaries and benefits, including share-based payments of $651 (2018 – $873) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 7(b)).

11.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable (note 4) include receivable balances with government agencies and refundable deposits. The Group’s maximum exposure at the following reported dates was:

	March 31	December 31
Exposure	2019	2018
Amounts receivable	$ 143	$ 769
Restricted cash	817	830
Cash and cash equivalents	20,246	14,872
Total exposure	$ 21,206	$ 16,471

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group however, has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern (note 1). The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 8) and payables to related parties (note 7), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The exposure of the Group’s US dollar-denominated financial assets and liabilities to foreign exchange risk at the following reported dates was:

	March 31	December 31
	2019	2018
Financial assets:
Amounts receivable	$ 208	$ 627
Cash and cash equivalents and restricted cash	16,748	10,523
	16,956	11,150
Financial liabilities:
Non-current trade payables	(645)	(7,194)
Current trade and other payables	(15,739)	(5,834)
Payables to related parties	(68)	(146)
	(16,452)	(13,174)
Net financial assets (liabilities) exposed to foreign currency risk	$ 504	$ (2,024)

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $50 (December 31, 2018 – $202) in the period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $43 (2018 – $411).

(e)	Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group’s approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on the claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. On April 3, 2018, the United States District Court for the Central District of California dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the United States District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, captioned Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx), this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed. On March 21, 2019, the plaintiffs filed notice of an appeal of the United States District Court for the Central District of California dismissal order as set out in the Company’s news release dated February 22, 2019. The Company expects briefs to be filed with the Ninth Circuit Court of Appeals this summer. Given the nature of the claims on appeal, it is not currently possible for us to predict the outcome nor practical to determine their possible financial effect until their ultimate resolution. The Company intends to continue defending itself vigorously in this matter.

(b)	Short-term lease commitments

The Group had short lease commitments of less than a year relating to property leases totaling $158 as of January 1, 2019. These lease have fixed monthly payments for the remaining term. During the three months ended March 31, 2019, the Group has expensed $61. As of March 31, 2019, the remaining commitments total $93.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

13.	EVENTS AFTER THE REPORTING DATE

(a)	Expiry of options

3,110,000 options with an exercise price of $1.77 expired unexercised (note 6(d)).

(b)	Right-of-Way Agreement

In May 2019, the Group through the Pebble Partnership, signed a Right-of-Agreement with Iliamna Natives Limited (“INL”), which secures the right to use defined portions of INL lands for the construction and operation of transportation infrastructure to access the Pebble Project site.

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